Mail Stop 3561

December 4, 2007

Daryl K. Gisser
President
Gisser Automotive Concepts, Inc.
52 Edison Court
Monsey, NY 10952

> **Re:** **Gisser Automotive Concepts, Inc.**
> **Registration Statement on Form SB-2, Amendment No. 1**
> **Filed December 3, 2007**
> **File No. 333-145181**

Dear Mr. Gisser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 14

1.   See note (2) to the table regarding the use of working capital. Please reconcile the disclosure that "no portion of the proceeds raised hereby will be paid to those persons, directly or indirectly, as consultants' fees, advisors' fees, officers' salaries… in accordance with an informal understanding among management," with the disclosure on the succeeding page under item 1 "Staffing" that the use of proceeds will be used for "executive, sales,…." In this regard, it appears that the

use of proceeds will be used to pay officers' salaries. Please reconcile these disclosures, as appropriate.

Capitalization, page 16

2. We note your disclosures made in response to prior comment 3. Also please expand this table to include an "Actual" column as of the most recent interim period included in the filing (e.g., July 31, 2007). In addition, please revise your "Shares at 5%" and "Shares at 100%" columns to reflect the 'net' proceeds on the line item "Paid-in Capital from Offering." It appears that, after deducting offering expenses of $15,000 and $75,000 and the par values allocated to the shares of $5,000 and $100,000, paid in capital from the Offering would be $480,000 and $9,825,000 respectively. Please revise or advise.

Dilution, page 16

3. We note your disclosures made in response to prior comment 5, however, similarly with the above comment on Capitalization, the "Total Consideration Amount" for the "5%" and "maximum" tables under Dilution should be consistent with presenting the 'net' proceeds from the offering of $485,000 and $9,925,000, respectively. Please revise or advise. Also, the "dilution per share" table should reflect a "Per share Dilution to new investors" of $1.01 rather than "$1.04 for the "Shares 5% sold" column. Finally, in the "Shares 100% sold" column, it appears that the increase attributable to the Offering would be 45 cents. Please revise or advise.

Management's Discussion and Analysis, page 27

4. We note your disclosures made in response to prior comment 9. Under the section "Going Concern," please disclose in the second paragraph that *your auditors have concluded in their accountant's report* that "these matters raise substantial doubt about the Company's ability to continue as a going concern."

Critical Accounting Policies

Intangible assets and property, plant and equipment, page 30

5. We note your disclosures made in response to prior comment 14. In the second paragraph, please clarify that "goodwill and intangible assets with indefinite useful lives" are tested for impairment under the guidelines of SFAS No. 142. We note your disclosures inadvertently refer to compliance with IAS 36.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6.   We note the disclosure changes you have made in response to prior comment 22.
        We assume, based upon our previous telephone conversation, you are requesting a
        waiver of the requirement for audit of the cumulative data in the annual financial
        statements because it is impracticable to audit that period. If true, please
        specifically clarify this fact in your next response. In addition, please add a
        footnote to the annual financial statements representing the fact that the
        cumulative balances are unaudited because it is impracticable to audit that period.

Statement of Cash Flows, page F-4

7.   Refer to the line item titled "Supplemental Cash Flow Information." If there were
        no such items during the periods presented, please clearly indicate this fact on the
        face of the statement. Alternatively, please remove these line items and state in
        the filing that there were no noncash investing or financing activities that require
        disclosure during any of the periods presented. The current disclosure is
        confusing.

Note A. Summary of Significant Accounting Policies

Research and Development, page F-10

8.   We note your disclosures in response to prior comment 27. Expand the second
        sentence of the first paragraph to indicate that these costs are included within the
        balance sheet caption "Equipment and Prototype."

9.   With respect to the second paragraph, please clarify that "other costs" have been
        limited solely to the inventory automobile, if true; otherwise please disclose, in
        detail, a description of these other costs. Please disclose the amount of research
        and development costs expensed in each period in which statements of operations
        are presented (and indicate which line item such costs have been included). Also
        state that the inventory automobile is classified as "Inventory" on the balance
        sheet. In addition, expand the disclosures in the third paragraph with respect to
        the second vehicle to specifically describe the "future" or "alternative" use of this
        vehicle. It is unclear whether you are carrying this second vehicle as an item held
        for future sale, or, if not held for sale, why this asset is not being depreciated or
        been immediately expensed. Please revise as appropriate, or explain in detail
        your accounting treatment and business purpose of the second vehicle.

Net Loss Per Common Share, page F-11
and
Stock-Based Compensation, page F-11

10.   We are unable to locate your revisions made in response to prior comment 28 and note your revisions made in response to prior comment 34. We have reiterated comment 28, as edited taking into consideration your revisions, as follows: *"Please expand this accounting policy to address the impact that adopting SFAS No. 123(R), had on your financial statements. If none, so state. This standard was effective as of the first interim or annual reporting period that began after December 15, 2005 (i.e., effective for your fiscal year ended April 30, 2007). Refer to paragraphs 69-73 of SFAS No. 123(R) for the effective date and transition provisions."* We note your disclosure under "Critical Accounting Policies" in MD&A that you adopted SFAS No. 123(R) and that stock options are measured based on the grant-date fair value of the award. Please include similar disclosure in the audited footnote and disclose the date you adopted this standard, and the amount of stock compensation expense recognized pursuant to the adoption of this standard. Please note that use of the "intrinsic value" method under APB 25 is no longer permitted.

11.   Please revise your disclosure in the second paragraph under "Net Loss Per Common Share" to clarify that the 35,000 shares that have been issued (via the exercise of the options) would be included in the calculation of both basic and diluted loss per share, and that only outstanding stock options would be considered in the computation of diluted earnings per share, if dilutive, using the treasury stock method. See paragraph 17 of SFAS No. 128.

12.   We also suggest you disclose, in the last paragraph of Note E, that no stock options were granted, exercised, or forfeited, if true, in each of the two years ended April 30, 2007, and, if true that there are no outstanding stock options at April 30, 2007, as your disclosure implies that 35,000 common shares were actually issued as of April 30, 2005 from assumed exercise of options.

13.   In addition, please revise the last sentence of the last paragraph of Note E to clarify that you did not record stock based compensation relating to these 35,000 options granted since the exercise price of the options was equivalent to the fair market value per share of the common shares; otherwise, it appears that you did not apply the provisions of APB 25 appropriately in determining stock compensation expense in periods of fiscal years 2005 and prior. In light of this fact, it appears that stock compensation expense should have been recorded for the difference between the exercise price of $0.01 per share and the fair value of the common stock at $1.00 per share based on the value of the various common stock transactions previously listed in Note E during fiscal year 2005 and earlier. Please revise or advise. In addition, please tell us whether the issuances of stock

for cash were made to unrelated third parties or to related parties, affiliates and/or shareholders. We may have further comments upon review of your response.

14.   With respect to the common stock options totaling 550,000 common shares that are due to be issued to four directors as part of their employment contracts, please tell us why these options have not been granted (or issued) as they appear to be due, and disclose the exercise price, vesting period, and fair market value assigned to these options or shares. Tell us whether you considered classifying these options instead, as contingently issuable shares, and accounting for them under the provisions of paragraphs 10 and 13 to SFAS No. 128 in the computation of net loss per share. Also, it is unclear why you have not recorded the compensation cost of these options (or shares) in connection with payments due under employment agreements. Please explain your proposed accounting for these transactions and cite the specific accounting literature you are applying.

Note C. Related Party Transactions, page F-13

15.   Refer to your response to prior comment 30. If payments of salaries, loans or interest due are not made on time during an accounting period and additional shares are due to the creditors as a penalty, it appears that the value of these shares should be accrued as a charge at the end of the accounting period. Accordingly, it appears that the value of half of the 794,286 shares should have been expensed in fiscal 2006 and half in fiscal 2007. Please specifically cite your basis in GAAP for not recording the fair value of these payments which appear to be due under contracts. As a related matter, when these shares are eventually issued, please explain to us how you price them. That is, tell us the date upon which you value the shares. We may have further comments upon review of your response.

16.   We assume that the 794,286 shares are fixed in number. That is, if the fair value of your shares decreases prior to payment, we assume that you will not be required to increase the number of penalty shares issued to these creditors for prior periods to obtain a fixed dollar amount and/or to make up the difference. Please confirm or advise supplementally.

Note E. Stockholders' Equity, page F-14

17.   We have reviewed your response to prior comment 32. We note that you valued the transfer of assets from Mr. Gisser at approximately $911,000 which reflected a combination of 1,200,000 common shares and 500,000 preferred shares. As the related allocation in the statements of stockholders' equity on page F-5 appears to attribute the entire value to the 1,200,000 common shares, please reconcile the difference in common shares and preferred shares and their respective valuation amounts in your response with the actual disclosures on page F-5. In this regard,

also tell us how you determined the preferred stock stated value in your response
to be $1.80 per share and explain why you used this value in determining the
value of the common shares, whereas page F-5 and your footnote indicates the
common shares were issued at $0.759 per share. We also note that page F-5 and
the first paragraph in Note E indicates the patent was issued for 500,000 preferred
shares at a value of $0.01 per share for $5,000, whereas your response appears to
be allocate a cost basis of $55,000. Please reconcile these differences and advise
in detail.

18.   Refer to your response to our prior comment 33. Based upon our previous
        telephone conference, we understand that the various stock issuances "for the
        deferral of salary, loan payments and preferred dividends, in consideration of late
        payments" are, in substance, additional penalties paid to related parties because
        the original amounts due were paid to these parties late. Please confirm or
        supplementally explain how our assumption is not correct.

Interim Financial Statements: Three Months Ended July 31, 2007

General

19.   In addition to the following, comments issued above on the audited financial
        statements should be reflected in the interim financial statements and notes, where
        applicable.

Report of Independent Registered Public Accounting Firm, page F-1

20.   We note your revised disclosures made in response to prior comment 38.
        However, the review report language appears inconsistent with the guidance and
        language format provided in paragraphs 38-39 and 44 of the AICPA's Statements
        on Auditing Standards No. 100, "Interim Financial Information." (See the
        PCAOB website reference to AU Section 722, specifically by going to
        www.pcabous.org, and then under the topic heading "Standards," click on
        "Interim Standards," then clicking on "Interim Auditing Standards" within the
        body of the text, and then clicking on "AU Section 700"- Special Topics, then
        scrolling down to AU Section 722.) Further the review report should refer to the
        statements of operations and cash flows for the three month periods ended July
        31, 2007 and 2006 and the cumulative period May 22, 1997, inception, to July 31,
        2007. Please revise or advise.

21.   In response to prior comment 39, we note your inclusion of the letter from Ross &
        Company CPA, PLLC, to be filed as Exhibit 15. Please revise the beginning of
        the first sentence to clarify that the reviewed report is included in the Registration
        Statement on Form SB-2, rather than being incorporated by reference.

Balance Sheets, page F-2

22.   As indicated in the last sentence of our prior comment 38, please label the fiscal
        year ended April 30, 2007 column on the balance sheets as "derived from audited
        financial statements." In this regard, the current label "audited" would be deleted
        and replaced with the aforementioned wording.

Statements of Operations, page F-3 and Statements of Cash Flows, page F-4

23.   We note your disclosures made in response to prior comment 36. Please revise
        the statements of operations and statements of cash flows to include prior period
        comparable financial information for the three months ended July 31, 2006. In
        this regard, each statement would contain interim unaudited financial statements
        for the three months ended July 31, 2007, the three months ended July 31, 2006,
        and the cumulative period May 22, 1997 (Inception) to July 31, 2007. All of
        these periods are considered to be unaudited. Your current presentation of April
        30, 2007 audited financial information would be deleted from these two
        statements. Also, please limit your net loss per share to two decimal places on the
        statements of operations, and revise your statements of cash flows to reflect any
        applicable amounts under 'Supplemental Cash Flow Information,' similar to that
        provided in the July 31, 2007 interim statements of cash flows.

Note A. Summary of Significant Accounting Policies, page F-10

24.   In addition, we are unable to locate your disclosures in response to prior comment
        40; as such, we have reiterated the comment as follow: *"Pursuant to Note 2 to
        Instructions to Item 310(b) of Regulation S-B, please disclose whether the interim
        financial statements include all adjustments which in the opinion of management
        are necessary in order to make the financial statements not misleading."* You
        may choose to present a separate paragraph discussion following the "Nature of
        Business" section to provide the requested disclosure.

Age of Financial Statements

25.   Please consider the financial statement updating requirements set forth in Item
        310(g) of Regulation S-B.

Accountants' Consent

26.   Amendments to the Registration Statement on Form SB-2 should contain
        currently dated accountants' consents. Please ensure the consent references the
        appropriate numbered amendment to the Registration on Form SB-2. Manually
        signed consents should be kept on file for five years. Reference is made to Rule
        402 of Regulation C.

Signatures, page 56

27.   We note your response to our prior comment 18 and reissue in part. Please include the signature of the person acting as the Principal Financial Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are

Daryl K. Gisser
Gisser Automotive Concepts, Inc.
December 4, 2007
Page 9

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 with any questions. If you need further assistance, you may contact me at (202) 551-3211.

Regards,

David R. Humphrey
Branch Chief

cc: <u>Via Facsimile (516) 371-4598</u>
        Miles Garnett, Esq.